Filed by Yamana Gold Inc. pursuant to Rule 425 under the Securites Act of 1933 Subject Company: Meridan Gold Inc. Commission File Number: 333-144723 Date: September 25, 2007

The following is a transcript of Yamana’s conference call that took place on September 24, 2007. A replay of the call will be available from 2:00p.m. E.T. on September 25, 2007 until 11:59p.m. on October 4, 2007 at Yamana’s website, www.yamana.com.

Conference call:	YAMANA GOLD INC. MERIDIAN GOLD CON-CALL
Time:	11h00 E.T.
Reservation No.:	21248083
Reference:	YAMANA GOLD INC.-092407-21248083
Duration:	19:00 MIN.
Date:	SEPTEMBER 24, 2007

OPERATOR:  Good morning, ladies and gentlemen. Thank you for standing by. I would like to welcome everyone to the conference call regarding the agreement between Yamana Gold and Meridian Gold.

During this conference call, certain forward-looking statements may be made and forward-looking information disclosed concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian.

Forward-looking statements are based on the opinion and estimates of management at the date the statements are made and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

Assumptions upon which such forward-looking statements are based include Yamana’s ability to successfully complete the Yamana offer for Meridian and the Northern Orion transaction; successful completion of the new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserves and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions.

Many of these assumptions are based on factors and events that are not within the control of Yamana or Meridian and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, without limitation, those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Meridian filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com and the Annual Report on Form 40-F for each of Yamana and Meridian filed with the United States Securities and Exchange Commission.

Although Yamana and Meridian have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended and there can be no assurance that such forward-looking statements will prove to be accurate.

Yamana undertakes no obligations to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. You are cautioned not to place undue reliance on forward-looking statements.

At this time all participants are in a listen-only mode. Following the presentation we will conduct a question-and-answer session and instructions will be provided at that time for you to queue up for questions.

If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time.

I would like to remind everyone that this conference call is being recorded and will be available for replay from September 25, 2007 at 2:00 p.m. Eastern time until October 4, 2007 at 11:59 p.m. Eastern Time.

Conducting the conference call will be Peter Marrone, Chairman and CEO of Yamana, as well as Ed Dowling, President and CEO of Meridian Gold.

I would now like to turn the call over to Mr. Peter Marrone who will commence the conference call. Please go ahead.

PETER MARRONE (Chairman and CEO of Yamana):  Gentlemen and ladies, thank you for making the time available this morning. With us this morning is Ed Dowling, who is the President and CEO of Meridian Gold. On behalf of Northern Orion, I would like to express our regrets as David

Cohen, who is the President and CEO of Northern Orion, is in travels and could not attend with us this morning.

We have said on numerous occasions that one of our corporate objectives was to achieve a sustainable level of production of over one million ounces of gold per year from 2009 on and we have reached that level with respect to the assets that are presently in Yamana. And we have indicated that our plan was to achieve an objective of increasing that by organic growth and through strategic acquisitions.

We are happy to be able to say today that we have entered into an agreement with Meridian Gold that vaults us well through our million-ounce-per year production target. This three-way combination between Yamana, Northern Orion and Meridian is a creative way to unlock value for all shareholders involved.

The transaction will result in an $8 billion company offering shareholders growth in resources, growth in production, growth in cash flow and growth in earnings along with sustainability and longevity, all of the things that we had represented this transaction would do.

The combined company will deliver gold production increasing to a minimum of 1.5 million ounces per year by 2009; one of the largest gold resource bases amongst intermediate companies with approximately 28 million ounces of gold, not including an additional 12 million ounces of inferred resources; seven producing mines and an unparalleled pipeline of six development stage projects with substantial growth upside and a leading presence in the most important and stable parts of Latin America; geographical asset mix and metal mix providing flexibility and optionality to deliver value; one of the lowest cash cost profiles in the industry with costs, net of copper by-product credits, that are sustainably below zero and that for the next few years will average less than negative $100 per ounce; fully funded growth, with an initial debt position of less than 1 per cent of the pro forma market capitalization on completion of the transaction; cumulative cash growing to almost $2 billion based on the assumptions that you’ve seen in our presentations by the end of 2010; and a highly liquid gold vehicle with combined average trading volume of more than $160 million on three leading global stock exchanges and indeed, at a level that is substantially greater than that as we’ve seen over the course of the last week.

Clearly, the combined company will be extremely well positioned in the market to take advantage of other development and growth opportunities in an environment of robust commodity prices.

This transaction offers Meridian shareholders a premium of 38 per cent and offers shareholders of all three companies the opportunity to participate in a combined company worthy of what we believe to be a higher multiple and valuation based on the strength of its operations and resource base. And we will come back to that strength in resource base and operations in due course.

And I will now turn the call to Ed for his thoughts.

ED DOWLING (President and CEO, Meridian Gold):  Good morning, everyone. Thank you, Peter.

From my perspective, this combination is an excellent opportunity for Meridian shareholders. As Peter has highlighted, Meridian shareholders are receiving an initial premium of 38 per cent while sharing in the benefits of the combined company and a strong growth profile which we think and believe will deliver (inaudible) subsequent value (inaudible).

This combination will create a pre-eminent intermediate gold company with world-class assets, a dominant Latin American operating base and an unparalleled portfolio of exploration and development prospects.

With Yamana’s flagship Chapada mine now in commercial production and quickly ramping up to capacity levels, Yamana is starting to generate significant earnings and cash flow.

Add to that the cash flow that will be added by the Meridian and Northern Orion assets and you have a powerful cash flow generating machine, perfectly poised for further opportunity and growth.

We came to the conclusion that there is a significant value proposition in Yamana’s stock, which should see further increases from this combination. Our board of directors has unanimously approved this transaction and, together with our advisors, concluded that Yamana will provide maximum value for our shareholders. We strongly support this deal and are recommending it to our shareholders.

PETER MARRONE:  Ed, thank you very much for that.

And before opening the floor to questions, I would like to make a few additional comments to round the picture.

This acquisition aligns perfectly with the strategic plans of the respective companies and it increases the core asset base and increases the growth from 2007 onwards.

Meridian and Yamana are great gold companies standalone. The companies, along with Northern Orion, itself a great mining company, creates an even better company and the operational strength of this combined company will create value for shareholders. This is all about value.

Looking ahead, our strategic growth plan includes ramping up, based on organic growth and the assets that we have in this combined company, ramping up to 2.2 million ounces of gold by 2012 from those existing properties. In other words, organic growth, significant exploration activities and resource expansion.

The strength of the combined companies will create a go-to gold producer that anyone wanting exposure to the gold sector should and will want to own as part of their investment portfolio. We believe that this is a unique opportunity for all three companies and its shareholders.

And with that, gentlemen and ladies, I’ll open up the floor to any questions that you may have for Ed or myself.

OPERATOR:  Ladies and gentlemen, we will now conduct a question-and-answer session. If you have a question, please press the * key followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please insure you lift the handset if you are using a speakerphone before pressing any keys. One moment, please, for your first question.

Your first question comes from David Christie. Please go ahead.

DAVID CHRISTIE:  Good morning, guys. Just quickly, on management of the new company, what’s the plans?  Is there any sort of outline?  I saw you have three board members but is there anything else?

PETER MARRONE:  For now, it’s only three board members but I think, David, as you can appreciate, we’ve always said that this is about creating value and creating value of the most scarcest resource in the mining sector today is the human resource and Meridian has done the right thing to look at the value creation for shareholders first and then look at the merits of integration of people second.

And that’s the stage that we’re at now. So we will look forward to that discussion with Meridian.

DAVID CHRISTIE:  Okay. One more quick question. Meridian’s always been more of an exploration-driven company. Are you going to continue that tradition in the new company, Peter?

PETER MARRONE:  Well, I would comfortably say to you, David, that that is true of Meridian and equally, it was becoming true of Yamana with our C1 Santa Luz project. And, yes, the answer to your question is we will capitalize on the operational strength, the development strength and the exploration strength of this combined company. And as I mentioned to you, the go-forward plan of this company, to take us to that strategic plan that I mentioned, is entirely through organic growth.

DAVID CHRISTIE:  Okay, thanks.

OPERATOR:  Again, ladies and gentlemen, if there are any additional questions at this time, please press the * key followed by the 1. As a reminder, if you are using a speakerphone, please lift the handset before pressing any keys.

Your next question comes from Trevor Turnbull. Please go ahead.

TREVOR TURNBULL:  Yes, good morning, Peter and Ed. I just had a question regarding the last comment you made, Peter, regarding getting production up by 2012. I think you said was it 2.2 million ounces?  I’m wondering if you could just give us a sense of what proportion of that comes from the Meridian assets, what comes from Yamana and what comes from Northern Orion?

PETER MARRONE:  We’re comfortable with the, as you can appreciate, Trevor, we’ve been working on due diligence between the two companies over the course of the last short period of time. And so we’re comfortable with what Meridian has outlined as its strategic plan and its intention to grow its production.

The pivotal point in terms of what that production level will be, will be scaled in terms of whether it’s at the higher end or at the lower end. But even at the lower end, it is very substantial.

From our perspective, we anticipate that we would be at a level of more than 1,250,000 ounces; and as you are aware, we have an analyst day that is planned for October the 10th. This is our attempt to say that this is what the strategic plan calls for. Our attempt to say that we are endorsing the Meridian plan, Meridian’s attempt to say that they’re endorsing the

Yamana plan and by October 10th, we hope to be able to unveil the specific assets, how we will capitalize on those assets and to deliver that 2.2 million ounces by 2012.

TREVOR TURNBULL:  Great. Thank you and congratulations.

PETER MARRONE:  Thank you.

OPERATOR:  Your next question comes from Sid Chamnath. Please go ahead.

SID CHAMNATH:  Good morning. Sid Chamnath, from Lehman Brothers. Quick question about the Northern Orion transaction. It’s a question for Mr. Marrone, I guess. But according to the plan arrangement or the terms of the plan arrangement for that transaction, you guys need just the board approval from Northern to agree to any terms being changed on this transaction. Clearly, the last change was approved by them but we haven’t seen anything from them this morning. Is this something they’ve agreed to?

PETER MARRONE:  Yes, they have agreed to it and this is all consensual and their board of directors has received concurrence from the... we’ve received concurrence from their board and from their management. And they’ve also gotten appropriate fairness opinions to justify that this continues to be fair to the Northern Orion shareholders. So nothing further is needed on that side.

SID CHAMNATH:  Right. Thank you very much.

PETER MARRONE:  Thank you, Sid.

OPERATOR:  Your next question comes from Ashley Ante. Please go ahead.

ASHLEY ANTE:  Hi. My question is on the timing for the closing of Northern Orion deal. Could you run me through that, please?

PETER MARRONE:  We anticipate, because we’ve received all approvals, we anticipate that once we surpass the threshold of acquisition on the Meridian transaction, which is 50 per cent plus 1, then we would complete the Northern Orion transaction immediately afterwards. So we anticipate that it would be the next day.

ASHLEY ANTE:  October 13th?

PETER MARRONE:  That’s correct.

ASHLEY ANTE:  Okay, thank you.

OPERATOR:  Your next question comes from Jack Sullivan. Please go ahead.

JACK SULLIVAN:  Yes, can you tell me the immediate effect on earnings growth, short term and long term?

PETER MARRONE:  This is again, to describe earnings, Jack, would require that we have to make assumptions on commodity prices and many people on this call will have different views on commodity prices.

In the investor presentation that you’ve seen from Yamana and I believe from Meridian as well, we are assuming a much more modest gold price and other prices than what is in the marketplace today.

In the presentation, we’ve assumed $600 gold when gold is trading today – I haven’t checked this morning – but well in excess of $700. And clearly we believe in a much more robust gold price. Both companies believe in a much more robust gold price.

So to say what the specific earnings are would be difficult because it requires an assumption on the commodity price.

What I can say to you is that this does create a company that has, from an intermediate company perspective, the best earnings performance and the best growth in earnings of all the companies in the marketplace. And that’s why we fundamentally believe that this will garner the best multiple of all of those companies both on earnings, cash flow and net asset value.

JACK SULLIVAN:  Thank you.

OPERATOR:  Mr. Marrone, Mr. Dowling, there are no further questions at this time. Please continue.

PETER MARRONE:  Perhaps if I can pick up on the point that was made. One of the things that we have said and we will supplement the investor presentation with a combined presentation of the companies and that should be posted on the respective websites within the course of the day, but you’ll see that the combined company has the most exposure. If one takes $1,000 invested and invests it in the combined company, it is the greatest exposure, the greatest leveraged earnings of any of the other intermediate companies out there.

And interestingly, there’s only one gold mining company that exceeds ours and that’s a company that has a market capitalization that is more than three times the market capitalization of this combined company. So I am very confident, saying to everyone on this call that this will be the earnings and cash flow company in the marketplace.

Operator, if there are any other questions, we’d be more than happy to entertain them.

OPERATOR:  We do have a question from Moji Kuye. Please go ahead.

MOJI KUYE:  Good morning. I just want to clarify where you’re going to fund the cash component from?  I know you have a credit.

PETER MARRONE:  Yes, Moji. We have a $400 million credit facility that is a term facility for...

MOJI KUYE:  Okay.

PETER MARRONE:  ... five years. But it is repayable at our option in advance.

MOJI KUYE:  Okay.

PETER MARRONE:  But we have a $200 million revolving credit facility that 100 per cent funds the obligation under this transaction.

MOJI KUYE:  Okay.

PETER MARRONE:  Bear in mind also that we have a significant cash component in Yamana, a significant cash component in Meridian and also a significant cash component in Northern Orion. And then finally, this very robust cash flow machine that this combined company creates.

So the funding of the obligation is from those credit facilities on completion of this transaction and what we tried to highlight earlier in this presentation is that the pro forma debt position of this company, if one assumes 100-per-cent take-up of this transaction, is less than 1 per cent of the market capitalization of this company. So very, very little debt. Lots of cash and lots of cash flow.

MOJI KUYE:  Okay, so it’s unlikely that you’ll be raising equity once the transaction is completed, like other times?

PETER MARRONE:  Zero likelihood of equity. We are, to make it clear, because this has been raised in the market, we do not need to raise equity and we will not be raising equity. Full stop.

MOJI KUYE:  Okay. Thank you.

OPERATOR:  There are no further questions at this time.

PETER MARRONE:  Ladies and gentlemen, if there are no further questions and Ed, I don’t know if you have any other thoughts.

With that, then I would like to thank you very much for your cooperation on this call and we will look forward to speaking with you in due course. Thanks again.

OPERATOR:  Ladies and gentlemen, this concludes our conference call for today. Thank you for participating. You may now disconnect your lines.

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